The Variable Annuity Contract
issued by
Brighthouse Life Insurance Company
and
Brighthouse Separate Account A

Foresight

Disclosure Notice
April 28, 2025
Individual flexible payment fixed and variable annuity contract

This Disclosure Notice provides certain updated information about your Foresight Variable Annuity Contract (the “Contract”), an individual flexible payment fixed and variable annuity contract issued by Brighthouse Life Insurance Company (“BLIC”, the “Company”, or “we” or “us”). The Contract is no longer available for purchase.
Updated financial statements for BLIC and Brighthouse Separate Account A (the “Separate Account”) are available, free of charge at https://dfinview.com/BHF/PUFT/BHF195. The Contract prospectus, dated May 1, 2001, as supplemented, is available and contains more information about the Contract including its features, benefits, and risks. You can obtain this information at no cost by calling (833) 208-3018 or by sending an email request to rcg@brighthousefinancial.com.
Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Disclosure Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Glossary
Contract Value - The sum of your interests in the Separate Account Series and in the General Account.
Fund (or Portfolio Company) – A diversified, open-end management investment company, or series thereof, registered under the Investment Company Act of 1940, which serves as the underlying investment medium for a Series in the Separate Account.
General Account – All assets of BLIC other than those in the Separate Account or any of its other segregated asset accounts.
Monitored Portfolios – Certain Funds on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Purchase Payment – The amounts paid by you in order to provide benefits under the Contract.
Separate Account – The segregated asset account entitled “Brighthouse Separate Account A.”
Series – A subdivision of the Separate Account. Each Series invests in a single underlying Fund.
Updated Information You Should Consider About the Contract
The information in this section of the Disclosure Notice is a summary of certain Contract features that have changed since the prospectus supplement dated April 29, 2024. This does not reflect all of the changes that have occurred since you entered into your Contract.
There have been no changes to the Contract to report in this section since the prospectus supplement dated April 29, 2024.
Transfers
• Monitored Portfolios. We monitor transfer activity in the following Funds for purposes of imposing our restrictions on frequent transfers:
Invesco V.I. EQV International Equity Fund
MFS® New Discovery Series
Western Asset Management Strategic Bond Opportunities Portfolio

Important Information You Should Consider About the Contract
	Fees and Expenses			Location in Prospectus
Charges for Early Withdrawals
If you withdraw money during the first 7 years following a Purchase
Payment, you may be assessed a surrender charge of 7% of the Purchase
Payment withdrawn.
For example, if you make an early withdrawal, you could pay a surrender charge of up to $7,000 on a $100,000 investment.
Fee Tables Contract Charges – Surrender Charge
Transaction Charges	In addition to charges for early withdrawals, you may also be charged for other transactions. For example, we may deduct a charge for state premium taxes upon annuitization of the Contract.			Fee Tables Contract Charges – Premium Taxes
Ongoing Fees and Expenses (annual charges)
The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Fee Tables Contract Charges – Administration Fees; Mortality and Expense Risk Fees Appendix A: Funds Available Under the Contract (located in this Disclosure Notice)
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.47%	1.47%
	Fund options (Portfolio Company fees and expenses)[2]	0.40%	0.95%
	Optional benefits available for an additional charge	None	None
1 As a percentage of average cash value in the Separate Account. The charge shown also includes the annual policy fee.
2 As a percentage of Fund assets before temporary expense reimbursements and/or fee waivers.

To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges that
substantially increase costs.

	Lowest Annual Cost $1,671	Highest Annual Cost $2,130
	Assumes:	Assumes:
	●Investment of $100,000 ●5% annual appreciation ●Least expensive Fund fees and expenses ●No additional Purchase Payments, transfers, or withdrawals	●Investment of $100,000 ●5% annual appreciation ●Most expensive Fund fees and expenses ●No additional Purchase Payments, transfers, or withdrawals

	Risks	Location in Prospectus
Risk of Loss	You can lose money by investing in this Contract, including loss of principal.	Description of The Insurance Company, The General Account, The Separate Account and The Funds
Not a Short-Term Investment
●This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
●Surrender charges may apply for the first 7 years following a Purchase
Payment. Surrender charges will reduce the value of your Contract if you withdraw money during that time period.
●The benefits of tax deferral also mean the Contract is more beneficial to investors with a long time horizon.
Description of the Contracts
Risks Associated with Investment Options
●An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g., the Funds).
●Each investment option, including the General Account, has its own unique risks.
●There is no guarantee that a money market fund will be able to maintain a stable net asset value of $1.00 per share. During extended periods of low interest rates, the yield of a Series of the Separate Account that invests in a money market fund may become extremely low and possibly negative. It is therefore possible that the value of your Contract may decline even when you select a money market fund for investment.
●You should review the prospectuses for the available Funds and the
Prospectus disclosure concerning the General Account before making an investment decision.
Description of The Insurance Company, The General Account, The Separate Account and The Funds
Insurance Company Risks
An investment in the Contract is subject to the risks related to us. Any obligations (including under the General Account) and guarantees and benefits of the Contract that exceed the assets of the Separate Account are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about
BLIC, including our financial strength ratings, is available by contacting us at
(888) 243-1968.
Description of The Insurance Company, The General Account, The Separate Account and The Funds
Restrictions
Investments
●Transfers from the General Account are subject to special limitations.
●We reserve the right to limit transfers in circumstances of frequent or large transfers.
●We reserve the right to remove or substitute the Funds available as investment options under the Contract.
Description of The Insurance Company, The General Account, The Separate Account and The Funds Description of the Contracts – Transfers

	Taxes	Location in Prospectus
Tax Implications
●Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract.
●If you purchase the Contract through a tax-qualified plan or individual retirement account, you do not get any additional tax benefit.
●You will generally not be taxed on increases in the value of the Contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if you take a withdrawal before age 59 1∕2.
Federal Tax Considerations
Conflicts of Interest
Investment Professional Compensation
Your investment professional may receive compensation for selling this
Contract to you, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence your investment professional to recommend this Contract over another investment for which the investment professional is not compensated or compensated less.
Description of The Insurance Company, The General Account, The Separate Account, The Funds and Service Providers
Exchanges
If you already own an insurance contract, some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange a contract you already own if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
Description of The Insurance Company, The General Account, The Separate Account, The Funds and Service Providers

APPENDIX A
Funds Available Under the Contract
The following is a list of Funds under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://dfinview.com/BHF/PUFT/BHF195. You can also request this information at no cost by calling (833) 208-3018 or sending an email request to rcg@brighthousefinancial.com.
The current expenses and performance information below reflects fees and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	Invesco V.I. Core Equity Fund — Series I†† Invesco Advisers, Inc.	0.80%	25.60%	12.35%	9.42%
Seeks both capital appreciation and current income.	Invesco V.I. Equity and Income Fund — Series I†† Invesco Advisers, Inc.	0.57%	12.12%	8.38%	7.36%
Seeks long-term growth of capital.	Invesco V.I. EQV International Equity Fund — Series I# Invesco Advisers, Inc.	0.90%	0.62%	3.23%	4.36%
Seeks income consistent with stability of principal.	Invesco V.I. Government Money Fund — Non-Service Shares†† Invesco Advisers, Inc.	0.66%	4.63%	2.11%	1.40%
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.59%	2.73%	0.11%	1.68%
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.53%	11.37%	8.69%	8.72%
Seeks a competitive total return primarily from investing in fixed- income securities.	BlackRock Bond Income Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.39%	1.51%	-0.05%	1.66%
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	BlackRock Ultra-Short Term Bond Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.37%	5.11%	2.34%	1.68%
A-1

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	Jennison Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Jennison Associates LLC	0.54%	30.28%	17.53%	16.37%
Seeks a favorable total return through investment in a diversified portfolio.	MFS® Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.62%	7.78%	6.16%	6.51%
Seeks long-term growth of capital.	T. Rowe Price Large Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.56%	30.31%	13.40%	13.89%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.56%	4.88%	1.01%	2.95%
Seeks high current income.	Federated Hermes Managed Volatility Fund II — Primary Shares†† Federated Investment Management Company	0.83%	6.27%	3.19%	4.48%
Seeks capital appreciation.	MFS® Investors Trust Series — Initial Class# Massachusetts Financial Services Company	0.74%	19.52%	11.39%	11.09%
Seeks capital appreciation.	MFS® New Discovery Series — Initial Class# Massachusetts Financial Services Company	0.87%	6.72%	4.96%	9.19%
Seeks capital appreciation.	MFS® Research Series — Initial Class†† Massachusetts Financial Services Company	0.76%	18.87%	11.88%	11.66%
#
These Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Funds' prospectuses for additional information regarding these arrangements.
††
Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
A-2

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The prospectus, as supplemented, and statement of additional information (“SAI”), dated May 1, 2001, include additional information. The prospectus, as supplemented, and SAI are available, without charge, upon request. For a free copy, call us at (833) 208-3018, or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Contract online at https://dfinview.com/BHF/PUFT/BHF195.
Reports and other information about the Separate Account are available on the SEC’s website at https://www.sec.gov/ and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
EDGAR Contract Identifier No. is C000151871